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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      For the month of         March, 2005
                                              ----------------
                      Commission File Number   000-29872
                                              ----------------


                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                No       X
                      --------------                    ---------------


                               Page 1 of 18 Pages
                           Index is located on Page 2

                                                                         2 of 18



                                      INDEX



Document                                                    Page Number
--------                                                    -----------

Press Release dated March 29, 2005                               3

Settlement Agreement dated March 28, 2005 between
ATI Technologies Inc. and the Ontario Securities Commission      5

Signature Page                                                  18


                                                                       3 of 18

[ATI Technologies Inc. LOGO]


For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2629 or cevenden@ati.com
                ----------------


                          ATI and OSC Reach Settlement

MARKHAM, ON - March 29, 2005, Toronto - A panel of the Ontario Securities Commission (OSC) has approved a settlement agreement between Staff of the Commission and ATI Technologies Inc. relating to allegations that in 2000 the company did not make timely disclosure of a shortfall in earnings and made a misleading statement to staff of the OSC in the context of an investigation by Staff.

Terms of the settlement include an agreement for ATI to pay CDN $900,000 in costs and settlement payments. ATI also agreed to provide a letter of comfort confirming its practices and procedures related to trading and corporate governance.

Today the company said in a statement:

"Settlement with the OSC is in the best interests of the company, our employees and our shareholders. We are pleased to put the matter behind us and to continue to focus on company operations.

We continue to place trust and confidence in K.Y. Ho, the Chairman of the company and one of its founders, who is respected in the industry and the company for his personal integrity and as a pioneer of the PC graphics industry.

                                                                           ..2

Good corporate governance is important to the company. The latest evaluation by the Globe and Mail's Report on Business Survey of Companies on corporate governance placed ATI in the top half of Canadian companies. The company has also won awards from IR Magazine, including the Grand Prix for the best overall investor relations in 2004 as voted on by the investment community."

Full details of the settlement are available on the OSC website:
www.osc.gov.on.ca.
-----------------

About ATI Technologies

ATI Technologies Inc. is the world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost graphics processing unit (GPU) provider and is dedicated to delivering leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With 2004 revenues of US $2 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).
                                     - 30 -

Copyright 2005 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media or industry analyst support, visit our Web site at http://www.ati.com
                                                             ------------------

Other ATI Contacts:
Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 trevor.campbell@porternovelli.com


For investor relations support, please contact:
Janet Craig, Director, Investor Relations,
ATI Technologies Inc., at (905) 882-2600, Ext. 2631 or janet@ati.com

                      IN THE MATTER OF THE SECURITIES ACT,
                        R.S.O. 1990, C. s. 5, AS AMENDED

                                     -and-

                     IN THE MATTER OF ATI TECHNOLOGIES INC.


                              SETTLEMENT AGREEMENT


I.   INTRODUCTION

1. By Notice of Hearing dated January 16, 2003 (the "Notice of Hearing"), the Ontario Securities Commission (the "Commission") announced that it proposed to hold a hearing to consider whether, pursuant to s. 127 and s. 127.1(1) and (2) of the Securities Act, R.S.O. 1990, c. S.5, as amended (the "Act"), it is in the public interest to make an Order that:

     (a)  ATI Technologies Inc. ("ATI") be reprimanded;

     (b) That exemptions contained in Ontario securities law, particularly Rule 45-503, part 3, section 3.1, that exempts trades by a listed issuer of its own securities to executives not apply to ATI for such period as is specified in the Order;

     (c)  That ATI submit to a review of its practices and procedures; and

     (d) ATI be ordered to pay a portion of the costs incurred by or on behalf of the Commission relating to the investigation and hearing into this matter.

II.  JOINT SETTLEMENT RECOMMENDATION

2. Staff recommend settlement of the proceeding initiated in respect of the respondent, ATI, by the Notice of Hearing in accordance with the terms and conditions set out below. ATI agrees to the settlement on the basis of the facts agreed to as provided in Part III and consents to the making of an Order in the form attached as Schedule "A" on the basis of the facts set out below.


III. FACTS

Acknowledgement

3. Solely for the purposes of this agreement, for the settlement of this matter and as a basis for the undertakings contained herein, Staff and ATI agree with the facts and conclusions set out in Part III of the Settlement Agreement.

4. Staff and ATI agree this agreement is without prejudice to either of ATI or Staff in any other proceeding of any kind including, but without limiting the generality of the foregoing, any proceedings brought by the Commission under the Act or any civil or other proceedings which may be brought by any other person or agency. It is also agreed that this Agreement and the facts in it are without prejudice to and cannot be raised or relied on in this proceeding as between Staff and any other Respondent not a party to this Agreement.

Background

5. ATI Technologies Inc. designs, manufactures and markets video, graphics and multi-media hardware and software products for the desktop and mobile personal computer markets. It was incorporated in 1985. Its shares were listed and posted for trading on the Toronto Stock Exchange on November 29, 1993.

6.   Jo-Anne Chang was the Director of Investor Relations at ATI.

Allegations


7.   The specific allegations advanced by Staff are:

     (a)  That ATI failed to disclose material information forthwith contrary to
          s. 408 of the TSX Company Manual and thereby acted contrary to the public interest. The material information was that ATI would report lower than expected revenue and earnings for Q3-2000.

     (b) That ATI made a statement to Staff of the Commission during the course of its investigation of ATI that, in a material respect and at the time and in light of the circumstances in which the statement was made, was misleading or untrue or did not state a fact that was required to be stated or that was necessary to make the statement not misleading. In particular, ATI made the statement that the earliest material meetings, communications, events and developments leading up to the disclosure on May 24, 2000 occurred on May 16, 2000.

ATI's Failure to Disclose Forthwith

(i)  ATI's public profile

8. On January 13, 2000, ATI issued a news release and announced "first quarter sets revenue record."

9. Later that day, ATI management held a conference call with analysts and stated it expected 25% year over year revenue growth and gross margins in the "low 30s" for fiscal 2000.

10. On April 6, 2000, ATI management held a conference call with analysts and repeated its guidance that it expected 20-25% year over year revenue growth and gross margins in the "low 30s" for the balance of the year.

(ii) An Unexpected Announcement

11. Prior to the opening of trading on May 24, 2000, ATI released an early warning news release that it expected a loss of .06 cents to .07 cents per share for Q3-2000. ATI filed a material change report with the Commission on May 25, 2000. The Company cited component shortages and aggressive pricing from competitors as the reasons for the adverse results.

12. Following the announcement on May 24, 2000, ATI's share price fell by 42% from $25.45 to $14.75. On May 25, 2000, the price fell further to close at $12.10 for a two day loss of 53% from $25.45 to $12.10.


(iii) ATI's Q3 2000

13. ATI's Operating Plan for fiscal 2000 had highlighted various opportunities and concerns for fiscal 2000, including risks that might, but would not necessarily, materialize or affect anticipated results regarding market share, competition, higher costs, lack of a competitive product and declining gross margins. Senior management was advised of rising inventory levels.

14. ATI provides sales targets to its various divisions. Those targets have an incentive component in them and are set higher than outside guidance including the guidance referred to in paragraph 10. Senior management was aware during Q3 that ATI was having difficulty achieving sales targets.

15. ATI's Q2 ended on February 29, 2000. Sales for the final week of Q2 were $155 million and total sales for the quarter were $380 million. Over 40% of Q2 sales occurred in the final week of the quarter.

16. From the outset of Q3, the weekly sales summaries reflected that sales began slowly as compared to sales targets.

17. March 20, 2000, the Vice-President for Sales in Europe warned senior management that Q3 sales targets for Europe might not be met.

18. On April 11 and 12, 2000, ATI's Controller informed senior management that he had analysed the sales targets for ATI's European Division and concluded that the sales target was too high and requested it be reviewed.

19. On April 19, 2000, senior management had the weekly sales summary for Q3, week 7. The report indicated that ATI sales to date were $33 million behind the sales target. As the weeks wore on, ATI did not make up its cumulative sales target.

20. On April 21, 2000 the General Manager of ATI Technologies (Europe) Ltd. informed senior management that forecasted revenue for Q3 in Europe would be $35 million short of the requested sales target.

21. On April 26, 2000, the COO emailed the CEO and indicated he wanted to talk to him about Q3. He told the CEO that he understood that ATI had put a lot of product in the channel at the end of Q2 which had both positive and negative effects. He wanted to understand the CEO's perspective on Q3 and what he would traditionally do at this point in the quarter. He noted that the sales to Original Equipment Manufacturers seemed low to date.

22. On April 26, 2000, ATI's Controller told the COO that sales did not look good for the quarter.

23. On April 26, 2000 and April 28, 2000, ATI's CFO conducted an analysis of the anticipated financial results for Q3 based on input from the company's sales managers. On April 28, 2000, he concluded that ATI was still on track to meet the bottom end of the range of analyst's expectations formed on the basis of the guidance of April 6, 2000 with sales of US $355 million.

24.  On May 4, 2000, a customer cancelled a major order.

25. On May 6, 2000, in respect of Q3, the COO emailed the CFO that stated that he had "talked with Jo-Anne [Chang] on the question when we go out, she is pushing for late May to June 1."

26. On May 9, 2000, the CFO responded to the COO by email and stated that his financial team, in his absence while he was on holidays, were working on crystallizing Q3 results and "I think the week I get back (May 15th ... we size up situation... and go out that week or perhaps more realistically...the week after...May 22nd)."

27. On May 11, 2000, Chang invited the COO and others to a meeting to discuss estimates for Q3, Q4 and fiscal year 2001, and strategy and timing. The meeting did not occur until May 16, 2000.

28. On May 16, 2000, senior management of ATI met to conduct a detailed review of the financial results for Q3 2000, which they continued throughout the week. Upon conclusion of the review, senior management at ATI concluded that that the results for Q3 were almost certain to fall short of market expectations and determined that it would be appropriate to issue a news release and revised forecast, which lowered revenue expectations for Q3 to US $300 million.

29. The financial reporting systems that ATI had in place in fiscal 2000 were not sufficient to identify and assess with a degree of certainty on a timely basis the cumulative effect of various factors that combined to produce these results. The financial reporting systems at ATI in 2000 had not developed at the same pace as ATI's business. The systems at that time were not well integrated and it could take a number of weeks to compile and analyze financial data necessary to critically evaluate the performance of the business relative to the guidance and to revise guidance.

B.   ATI's Statement to Staff

30. On August 1,2000, Staff wrote ATI requesting a chronology of events which resulted in the announcement of May 24,2000. In a letter dated August 30,2000 ATI provided a chronology of all material meetings, communications, events and developments leading up to the disclosure on May 24,2000. In the chronology, the first of all material meetings, communications, events and developments leading up to the disclosure on May 24, was identified as having occurred on May 16.

Conduct contrary to public interest

31. ATI acknowledges that in the chronology that was sent to Staff, May 16,2000 ought not to have been identified as the first material meeting, communication, event or development leading up to the disclosure on May 24, and that the identification of that date was conduct contrary to the public interest as there were material communications, events or developments that occurred prior to May 16 that were not identified in the chronology to Staff. The individual primarily responsible for the preparation of the chronology was Chang.

32. Staff advise ATI that as a result of their investigation Staff found evidence that persons connected with ATI, some of whom are Respondents in this proceeding may have traded in shares of ATI near the time or after the time that there were material communications, events, or developments leading up to the disclosure on May 24, 2000 of ATI's financial results, but as a result of the chronology provided to Staff, Staff's investigation was made more difficult.

33. ATI further admits that it failed to disclose that it was not going to achieve analysts' expectations forthwith contrary to the TSX Company Manual and thereby acted contrary to public interest.

Subsequent Developments

34. ATI has instituted new practices and procedures governing trading by insiders, financial reporting, and other corporate governance matters.

35.  Chang left the employ of ATI in September 2000.

36.  ATI no longer compensates directors with stock options.


IV.  TERMS OF SETTLEMENT

37.  The respondent agrees to the following terms of Settlement:

     (a) Pursuant to clause 6 of subsection 127(1) of the Act, ATI shall be reprimanded;

     (b) Pursuant to subsections 127.1(1) and (2) of the Act, ATI agrees to pay the sum of $100,000 in respect of the cost of the investigation and hearing concerning the conduct of failing to disclose forthwith and agrees to pay $300,000 in respect of the additional cost of the investigation concerning the conduct of the making of the statement to Staff referred to in paragraph 30, above;

     (c) That ATI will provide to Staff a letter of comfort from a party acceptable to Staff to confirm that ATI has instituted the new practices and procedures related to trading and corporate governance matters consistent with the practices and procedures of other TSX listed companies; and

     (d) ATI agrees to make a settlement payment of $500,000 to the Ontario Securities Commission for allocation to or for the benefit of third parties under section 3.4(2) of the Act.

V.   STAFF COMMITMENT

38. If this Settlement Agreement is approved by the Commission, Staff will not initiate any other proceeding under the Act against ATI of its officers, directors or employees not currently Respondents respecting all of the facts set out in Part III of this Settlement Agreement.

39. This Settlement Agreement constitutes full answer to the allegations alleged in the Notice of Hearing.

VI.  PROCEDURE FOR APPROVAL OF SETTLEMENT

40. Approval of this Settlement Agreement shall be sought at a hearing of the Commission (the "Settlement Hearing") scheduled for March 29,2005.

41. Counsel for Staff and counsel for ATI may refer to any part or all of this Settlement Agreement at the Settlement Hearing. Staff and ATI agree that this Settlement Agreement will constitute the entirety of the evidence to be submitted at the Settlement Hearing.

42. If this Settlement Agreement is approved by the Commission, ATI agrees to waive its rights under the Act to a full hearing, judicial review or appeal of the matter.

43. Whether or not the Settlement Agreement is approved by the Commission, ATI agree that they will not, in any proceeding, refer to or rely on this Settlement Agreement, the settlement discussions/negotiations, or the process of approval of this Settlement Agreement as the basis of any attack on the Commission's jurisdiction, alleged bias or appearance of bias, alleged unfairness or any other remedies or challenges that may otherwise be available.

44. If, for any reason whatsoever, this Settlement Agreement is not approved by the Commission or an Order in the form attached as Schedule "A" is not made by the Commission:

     (a) this Settlement Agreement and its terms, including all discussions and negotiations between Staff and ATI leading up to its presentation at the Settlement Hearing, shall be without prejudice to Staff and ATI; and

     (b) except as set out in paragraph 27 above, Staff and ATI shall be entitled to all available proceedings, remedies and challenges, including proceeding to a hearing of the allegations in the Notice of Hearing and Statement of Allegations of Staff, unaffected by this Settlement Agreement or the settlement discussions/negotiations.

VII. DISCLOSURE AGREEMENT

45. Except as required above, this Settlement Agreement and its terms will be treated as confidential by Staff and ATI until approved by the Commission, and forever if, for any reason whatsoever, this Settlement Agreement is not approved by the Commission, except with the written consent of Staff and ATI, or as may be required by law.

46. Any obligations of confidentiality attaching to this Settlement Agreement shall terminate upon approval of this settlement by the Commission.

47. Staff and ATI agree that if this Settlement Agreement is approved by the Commission, they will not make any public statement inconsistent with this Settlement Agreement. Nothing in this paragraph affects the testimonial obligations of employees of ATI if called to be witnesses in this or any other proceeding or the right of ATI to make full answer and defence in any civil proceeding.

VIII. EXECUTION OF SETTLEMENT AGREEMENT

48. This Settlement Agreement may be signed in one or more counterparts which together shall constitute a binding agreement.

49. A facsimile copy of any signature shall be as effective as an original signature.


DATED AT TORONTO this 28th day of March, 2005.



/s/ Richard A. Brait                          /s/ Michael Watson
-----------------------                       ------------------------
ATI Technologies Inc.                             Michael Watson
per: Richard A. Brait                             Director, Enforcement
     General Counsel

                                  SCHEDULE "A"

                      IN THE MATTER OF THE SECURITIES ACT,
                        R.S.O. 1990, C. s. 5, AS AMENDED

                                     -and-

                     IN THE MATTER OF ATI TECHNOLOGIES INC.

                                     ORDER

                            (Section 127 and 127.1)

     WHEREAS on January 16, 2003, the Ontario Securities Commission issued a Notice of Hearing pursuant to sections 127(1) and 127.1 of the Securities Act in respect of ATI Technologies Inc. (ATI);

     AND WHEREAS ATI entered into a settlement agreement with Staff of the Commission dated March 28, 2005 in which it agreed to a proposed settlement of the proceeding commenced by the Notice of hearing subject to the approval of the Commission;

     AND UPON receiving the Settlement Agreement and the Notice of Hearing of Staff of the Commission, and upon hearing submissions of Staff and counsel for ATI;

     AND WHEREAS the Commission is of the opinion that it is in the public interest to make this Order;

     IT IS HEREBY ORDERED THAT:

     1. the Settlement Agreement attached to this Order as Schedule "A" is approved;

     2. pursuant to clause 6 of subsection 127(1) of the Act, ATI shall be reprimanded;

     3. pursuant to section 127.1 of the Act, ATI shall pay the sum of $100,000 to the Ontario Securities Commission in respect of the portion of the costs of investigation and proceeding in relation to the conduct of failing to disclose material information forthwith and $300,000 in respect of the portion of the cost of investigation in relation to the conduct concerning its statement made to Staff of the Commission referred to in paragraph 30 of the Settlement Agreement attached to this Order.

DATED at Toronto this 29th day of March, 2005.




    "Wendell Wigle"                                  "Robert Shirriff"
--------------------------                     -----------------------------
   Wendell S. Wigle                                  Robert L. Shirriff

                                                                        18 of 18


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ATI TECHNOLOGIES INC.



Date:  March 29, 2005           By:  //David Orton//
                                     ------------------------------------------
                                     Name:  David Orton
                                     Title: President and
                                            Chief Executive Officer